January 15, 2010

Mail Stop 3010

Mr. Thomas W. Jasper
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re: Primus Guaranty, Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **File No. 001-32307**

Dear Mr. Jasper:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant